November 8, 2024

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-1090

Re:	Withdrawal of a Registration Withdrawal Request by the entities listed in Appendix A (the “Registrants”): SEC Accession No. 0001193125-24-239304

Ladies and Gentlemen:

I am writing on behalf of the Registrants to respectfully request the withdrawal of the correspondence filed as Form RW, as of the date hereof, filed by the Registrants with the Securities and Exchange Commission on October 18, 2024. The Form RW was filed in error. A withdrawal of an application for exemption on Form APP WD will be filed.

Should you have any questions, please contact Edward Baer at 415-315-6328.

Sincerely,

/s/ Diana Gonzalez, on behalf of the entities in Table 1; and

/s/ Derek Ciernia, on behalf of the entities in Table 2

Copy to:	Briton Ryan

Edward Baer

Andrew G. Lawson

Appendix A

  Table 1

Entity
Nushares ETF Trust
Nuveen Fund Advisors, LLC
Teachers Advisors, LLC
Nuveen Asset Management, LLC
Nuveen Municipal Trust
Nuveen Multistate Trust I
Nuveen Multistate Trust II
Nuveen Multistate Trust III
Nuveen Multistate Trust IV
Nuveen Investment Trust
Nuveen Investment Trust II
Nuveen Investment Trust III
Nuveen Investment Trust V
TIAA-CREF Funds
Nuveen Investment Funds Inc

  Table 2

Entity
Winslow Capital Management, LLC